August 5, 2019

Cunjun Ma
Chief Executive Officer
Huize Holding Ltd
5/F, Building 3-4
Shenzhen Animation Park, Yuehai Road, Nanhai Avenue
Nanshan District, Shenzhen 518052
People's Republic of China

       Re: Huize Holding Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 19, 2019
           CIK No. 0001778982

Dear Mr. Ma:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 19, 2019

Prospectus Summary, page 1

1. We note your response to comment 1. Please provide us with a complete copy of the
       Oliver Wyman report.
2. We note your response to prior comment 4 and your revisions to page 7. Please revise your disclosure on page 1 to explain the extent to which travel insurance accounts for the wide disparity between the 5.3 million "insurance clients" and the 41.8 million "insured,"
       or alternatively remove the 41.8 million figure from your Summary presentation. In this regard, we note your revised disclosures on page 111 indicates that each of your
 Cunjun Ma
FirstName LastNameCunjun Ma
Huize Holding Ltd
Comapany2019
August 5, NameHuize Holding Ltd
August 5, 2019 Page 2
Page 2
FirstName LastName
         "individual clients" has accumulatively purchased an average of 2.6 insurance policies, which is far less than the 7.9 insurance policies highlighted in your disclosure on page 1.
Risk Factors
Risks Related to Our Business and Industry
We depend on our cooperation with our insurer partners...., page 19

3. To help us evaluate your response to prior comment 12, please tell us in your response the names of the two insurance partners and indicate the percentage of 2018 operating revenue attributable to each partner. In light of your revised disclosure on page 20, please also tell us whether you or your senior management are related parties to either insurance partner.
We may not be able to ensure the accuracy and completeness of product information..., page 19

4. We refer to prior comment 13 and note that your revised disclosure on page 20 indicates that you and your senior management are/were related parties of your insurance partners.
         Accordingly, please tell us whether sales to these affiliated insurance partners have been material to your business in recent years. If these sales have been material, then please revise your disclosures to describe the conflicts of interest that may result from these affiliations, discuss how you manage these conflicts, and amend your disclosure on page 1 and elsewhere concerning your lack of affiliation with insurance companies and industry participants.
Management's Discussion of Financial Condition and Results of Operations Results of Operations
Operating costs and expenses, page 83

5. Please address the following regarding the revisions provided in response to prior comment 15 in order for readers to understand how you utilize user traffic channels and how your service fee arrangements with these distribution channels are structured:
           Revise to identify and provide a detailed description of each user traffic channel within the "social media influencer, emerging media channel and financial institution"
            categories and an explanation of the methods used in each user traffic channel to "attract" or "guide" Insurance Clients to your online insurance products and service platform, as discussed on page 126.
           Revise to disclose a description of key terms governing your contractual arrangements with each user traffic channel. Where possible, provide quantification of the impact of those terms with your contractual arrangements with user traffic channels.
           You disclose on page 126 that you pay your user traffic channels service fees "based on the transactions completed with clients they attract" to your platform. Revise to quantify the indirect marketing brokerage income as quantified on page 82 based on clients attracted by each traffic channel for each period presented.
 Cunjun Ma
FirstName LastNameCunjun Ma
Huize Holding Ltd
Comapany2019
August 5, NameHuize Holding Ltd
Page 3
August 5, 2019 Page 3
FirstName LastName
             Similarly revise to disclose a breakdown of service fee expense by user traffic channel for each period presented.
             Revise to explain how you "equip" certain user traffic channels with "client service team and resources" and how you account for these business activities. Refer to your discussion on page 126.
             Revise to provide an explanation of the key factors underlying fluctuations in the relationship between indirect marketing brokerage income and service fee expense for each period presented.
             Provide a description of the methods used to compute service fee expense and the associated amount recognized for each user traffic channel in each period presented.
6. Please address the following regarding the revisions provided in response to prior comment 16:
           Please provide a description and quantification of the activities and associated costs to develop and maintain your online insurance products and service platform, planned future investment in your systems as discussed on page 113 and your accounting treatment for these costs.
           In your response, integrate your analysis with information related to your technology and risk management systems provided on pages 126-129 and expense breakdowns on page F-40.
           Revise to more clearly identify the parameters within which you make underwriting decisions, and discuss the extent to which that varies by insurance product.
           Revise to identify the parameters within which you conduct claims management activities and within which you make claims payment decisions.
           In order to clearly explain how you assist your Insurer Partners in technology support, systems integration, product design, policy underwriting, and claims settlement, provide us with the following information, focusing on the contractual arrangements with your two largest Insurer Partners.
            o A description of the contractual terms in the "cooperative agreements" with your
                Insurer Partners, as described on page 121, particularly those governing your obligation to provide support services to your Insurer
Partners.
            o A description of the resources used to deliver each support service to your Insurer
                Partners as described on page 109, including intelligent underwriting, in-force policy administration, claims settlement and systems integration. Integrate this analysis with information in the table on page 130, showing the number of employees by function, and the expense breakdowns on page F-40. Cunjun Ma
FirstName LastNameCunjun Ma
Huize Holding Ltd
Comapany2019
August 5, NameHuize Holding Ltd
August 5, 2019 Page 4
Page 4
FirstName LastName
Reorganization, page 91

7. Please refer to prior comment 17. Please expand your disclosure on page 91 to disclose the remaining incremental information described on pages 7-8 of your response, particularly the share ownership positions in the Company and Huiye Tianze, as held by the same parties.
Critical Accounting Policies
Consulting Services, page 92

8. Revise your revisions provided in response to prior comment 18 on pages 92 and F-22 to clarify whether you receive both brokerage revenue and consulting revenue from the sale of a given cargo insurance policy. If so, revise your explanation of how the consulting revenue amount is determined accordingly, and revise to quantify the amount of brokerage income recorded on cargo insurance policies. If not, clearly state that fact, and explain why not.
Taxation
People's Republic of China Taxation , page 183

9. We note your response to comment 29. Please revise the prospectus disclosure on page
         183 to indicate that the "People's Republic of China Taxation" disclosure is the opinion of named counsel. Please also ensure that Exhibit 8.2 contains a similar statement and note that counsel must opine on the tax consequences of the offering, not the manner in which those consequences are described in the prospectus. Accordingly,
Exhibit 8.2 should not
         address whether the statements in the prospectus concerning PRC tax laws "are accurate in all material respects." For guidance, please refer to Section III.B.2 and III.C.2 of Staff
         Legal Bulletin No. 19.
10. Please revise the first sentence of the second full paragraph on page 184 to clarify, if true, that in outside counsel's opinion non-PRC resident holders will not be subject to PRC income tax on dividends or gains from sales or other dispositions. If such opinion is subject to uncertainty, counsel may provide a "should' or "more likely than not" opinion and explain why a "will" opinion cannot be given and describe the degree of uncertainty.
         The opinion should provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, please refer to Section
         III.C.4 of Staff Legal Bulletin No. 19.
 Cunjun Ma
FirstName LastNameCunjun Ma
Huize Holding Ltd
Comapany2019
August 5, NameHuize Holding Ltd
August 5, 2019 Page 5
Page 5
FirstName LastName
Notes to Consolidated Financial Statements
2. Summary of significant accounting policies
(w) Revenue recognition, page F-22

11.      Please address the following related to your response to prior comment
32:
           Please explain the terms governing the operation of your loyalty program, quantify the associated revenues generated under these programs, and quantify the associated costs recorded in each period presented.
           For your loyalty program discounts or concessions for future insurance transactions, tell us how you considered whether such concessions represent "credit or other items
            (for example a coupon or voucher) that can be applied against amounts owed to the entity (or to other parties that purchase the entity's good or services from the customer)." In the cases where you provide credit to the insured towards insurance policies purchased from your insurance partners, explain in greater detail how you considered whether this falls into the guidance of ASC
606-10-32-25.
           Further, refer to "Case One" in the Case Study provided on page 124. Tell us and revise your disclosure here to explain how you would account for the 30 day traffic accident insurance policy issued to Mrs. Chen which was issued at no cost to her.
            Specifically address in your response how you considered the application of ASC 606-
            10-32-25. Tell us whether the issuance of the insurance policy represents a voucher that can be applied against amounts owed to your insurance partners who purchased from you the service of a successfully matched insurance policy with the insured.
(x) Cost of revenue, page F-23

12.      Please address the following regarding your response to prior comment
33:
           As originally requested, explain your statement that "channel cost is recognized when insurer obtains control of the insurance brokerage service, which is consistent with the revenue recognition."
           Explain the process and timing for establishing insurer control of the insurance brokerage service and the expected consistency between revenue and the associated cost of revenue.
           Explain the basis for your statement that "user traffic channels have influences over their followers and users" and your basis for expecting that these "influences" will facilitate future insurance purchase activity. Clarify how you track the business contact derived from a given traffic channel and how you track and compare the likelihood that an insurance policy will be sold as a result. Cunjun Ma
Huize Holding Ltd
August 5, 2019
Page 6

       You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Joe McCann at 202-551-6262 with any other questions.



                                                         Sincerely,
FirstName LastNameCunjun Ma
                                                         Division of
Corporation Finance
Comapany NameHuize Holding Ltd
                                                         Office of Healthcare &
Insurance
August 5, 2019 Page 6
cc:       Haiping Li, Esq.
FirstName LastName